Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Year-end report for the financial year May 1, 2017 – April 30, 2018

FOURTH QUARTER February 1, 2018 – April 30, 2018

•	Consolidated net sales amounted to TSEK 843 compared to TSEK 44 in the fourth quarter the previous year

•	Operating loss was TSEK 28,017 compared to TSEK 37,411 in the fourth quarter the previous year

•	Net loss after tax amounted to TSEK 32,086 compared to 42,082 in the fourth quarter previous year

•	Loss per share was SEK 0.18 compared to SEK 0.34 in the fourth quarter previous year

•	Comprehensive loss was TSEK 32,116 compared to 42,082 in the fourth quarter previous year

FINANCIAL YEAR May 1, 2017 – April 30, 2018

•	Consolidated net sales amounted to TSEK 3,169 compared to TSEK172 in the previous financial year

•	Operating loss was TSEK 103,724 compared to TSEK140,481 in the previous financial year

•	Net loss after tax amounted to TSEK 118,013 compared to TSEK 160,243 in the previous financial year

•	Loss per share was SEK 0.71 compared to SEK 1.39 in the previous financial year

•	Comprehensive loss was TSEK 118,036 compared to TSEK 160,230 in the previous financial year

•	Treatment completed for all patients in Docecal’s two ongoing studies

•	New convertible debt instruments of MSEK 26 replace those that matured in April 2018

•	The continued EMA review process of Apealea resulted in additional questions

•	The Board does not intend to propose any dividends for the financial year May 1, 2017 – April 30, 2018

EVENTS AFTER CLOSING DAY

•	All veterinary assets transferred to AdvaVet Inc.

•	Company presented phase III data at ASCO in June

•	EMA gave Oasmia 60 days to answer remaining questions

•	Adjustment of terms of the Company’s loan

COMMENTS FROM THE CEO

Dear Shareholders,

We are delighted to see that the company’s cost-cutting programme over the past year has resulted in considerably reduced costs. Net income for the year after taxes is MSEK 42 better than the previous year and the loss per share was halved for the full year. A lower cost structure, in combination with the effects of increased commercialization, will significantly change net income in a positive direction. The ambition is to fully secure the company’s financial position long-term during the second half of 2018.

In the very near future the most important activity for Oasmia is the EMA registration process for Apealea. Unfortunately we did not receive the recommendation for approval we had hoped for at the CHMP meeting in April. The authority came back with a new question after referral from all member countries. The company was given 60 days to answer. We do not see this new question as an obstacle other than timewise. At the same time the scientific exchanges with EMA have improved the quality of our regulatory documentation and we believe that the time needed for US regulatory process for Apealea will be further reduced.

During the period launch preparations were intensified in Europe. On the basis of the advantages that have been seen for Apealea in studies and feedback from EMA, an extensive survey of reimbursement systems and local price strategies has been carried out. For this purpose and assignment of distribution partners, the company has engaged a very prominent advisor.

Production in Uppsala, Sweden, is running at full capacity and we continue to manufacture for the Russian market as well as for coming launches in other countries. During the coming autumn, Oasmia intends to stop producing Apealea in Uppsala. All commercial production of Apealea will be conducted abroad for all markets.

The development of AdvaVet, Inc., Oasmia’s US veterinary subsidiary, is also continuing at a rapid pace. All rights to the veterinary business have now been transferred and the recruitment of experienced personnel and the Board has been successful. The American market is the largest and thus the most important market for veterinary drugs. Oasmia Intends to provide a stable financial foundation for AdvaVet through US derived financing which will make it possible to successfully commercialize our novel and proprietary veterinary products, Doxophos Vet and Paccal Vet possible.

Coming important milestones:

•	Notification from EMA concerning Apealea is expected no later than July 2018
•	Partner- and distribution agreements
•	Next steps for AdvaVet will be presented
•	Data from two studies comparing Docecal with Taxotere will be presented
•	Pivotal data for Doxophos Vet will be presented
•	Pre-submission meeting and submission of registration application to the FDA for Apealea
•	Focus on submission for market approval for Apealea in a number of different countries

We can thus expect a number of crucially important milestones from the company during the coming period which will have a substantial and positive impact on the development of the company. Finally, I would like to take this opportunity of expressing my gratitude to our shareholders and employees for an important year for Oasmia.

Mikael Asp, CEO